Exhibit 4.6

EXECUTION COPY

DELHAIZE GROUP SA/NV,

as Issuer

and

THE BANK OF NEW YORK MELLON,

as Trustee

            FIRST SUPPLEMENTAL INDENTURE

Dated as of February 2, 2009

to

Indenture

Dated as of February 2, 2009

FIRST SUPPLEMENTAL INDENTURE, dated as of February 2, 2009(the “First Supplemental Indenture”), between Delhaize Group SA/NV, a limited liability company duly organized and existing under the laws of the Kingdom of Belgium (the “Issuer”), and The Bank of New York Mellon, a banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”).

Capitalized terms used herein and not otherwise defined herein have the meanings assigned to those terms in the Indenture (hereinafter defined) unless otherwise indicated.

R E C I T A L S

WHEREAS, the Issuer executed and delivered an indenture dated as of February 2, 2009 (the “Indenture”) between the Issuer and the Trustee;

WHEREAS, Section 9.01 of the Indenture provides, among other things, that the Issuer and the Trustee may enter into one or more indentures supplemental to the Indenture, without the consent of any Holders, to (i) add covenants of the Issuer to the benefit of the Holders of all or any series of Securities or (ii) to establish the terms of any series of Securities;

WHEREAS, the Issuer desires to create one series of Securities, the 5.875% Senior Notes Due 2014 (the “Notes”), and all action on the part of the Issuer necessary to authorize the issuance of up to $300,000,000 aggregate principal amount of such Notes has been duly taken; and

WHEREAS, all acts and things necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

TERMS AND CONDITIONS

Section 1.1. Terms and Conditions. The terms and characteristics of the Notes shall be as follows (the lettered clauses set forth below corresponding to the lettered subsections of Section 2.01 of the Indenture, with terms used and not defined herein having the meanings specified in the Indenture):

(a)	the title of the Notes shall be “5.875% Senior Notes due 2014” and the ISIN for the Notes is BE0934982969;

(b)	the aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture shall be limited to $300,000,000; provided, however, that such authorized aggregate principal amount may from time to time be increased above such amount by a resolution of the Board of Directors to such effect;

(c)	not applicable;

(d)	the date on which the principal of the Notes shall be payable shall be February 1, 2014;

(e)	the Notes shall bear interest at the rate of 5.875% per annum. The interest payment dates on which such interest will be payable (each, an “Interest Payment Date”) shall be February 1 and August 1of each year, or the first Business Day thereafter if February 1 or August 1 is not a business day, commencing on August 1, 2009. The regular record date for the determination of Holders to whom interest is payable on any such Interest Payment Date shall be the January 15 and July 15, as the case may be, (in each case, whether or not a Business Day) immediately preceding the related Interest Payment Date;

(f)	not applicable;

(g)	The Notes may be redeemed in whole or in part, at the Issuer’s option, at any time and from time to time, at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest and liquidated damages, if any, on the Notes being redeemed (exclusive of interest accrued and unpaid to the redemption dates) discounted to the Redemption Date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points as determined by the Reference Treasury Dealer, plus accrued and unpaid interest and liquidated damages, if any, on the Notes being redeemed at the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of dollar denominated corporate debt securities of a comparable maturity to the remaining term of such Securities;

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Issuer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations;

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Issuer;

“Reference Treasury Dealer” means at any time (1) each of Banc of America Securities LLC and J.P. Morgan Securities Inc. or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer shall substitute therefore another Primary Treasury Dealer and (2) any other two Primary Treasury Dealers selected by the Issuer;

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Issuer by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date.

(h)	not applicable;

(i)	not applicable;

(j)	not applicable;

(k)	not applicable;

(l)	not applicable;

(m)	With respect to the Notes of this series exclusively, the following covenants shall be added:

(i) Change of Control Offer

If a Change of Control Triggering Event (as defined below) occurs, unless the Issuer has exercised its rights to redeem the Notes as described in Section 1.1(g) above, Holders of Notes will have the right to require the Issuer to repurchase all or any part (in minimum denominations of $2,000 and any integral multiple of $1,000 in excess of $2,000) of their Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer shall offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, the Issuer shall mail a notice to Holders of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and shall offer to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (“Change of Control Payment Date”), pursuant to the procedures required by the Notes and described in such notice. The Issuer shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Notes, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached the Issuer’s obligations under the Change of Control provisions of the Notes by virtue of such conflicts.

On the Change of Control Payment Date, the Issuer shall to the extent lawful:

(A) accept for payment all Notes or portions of Notes of any series properly tendered pursuant to the Change of Control Offer;

(B) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes of any series properly tendered; and

(C) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased.

In each case at the Issuer’s expense, the Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes (or, if all of the Notes are then in global form, make such payment through the facilities of Euroclear, the CDI Depositary and DTC), and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note of the same series equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in minimum denomination of $2,000 and any integral multiple of $1,000 in excess of $2,000. Any Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date unless the Issuer defaults in making the Change of Control Payment.

(ii) Negative Pledge

So long as any Notes remains outstanding, the Issuer:

(A) will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues present or future to secure any Relevant Debt or any guarantee of or indemnity in respect of any Relevant Debt (save under the Cross Guarantee Agreement);

(B) will procure that no Material Subsidiary (determined at the time of incurrence) creates or permits to subsist any Lien upon the whole or any part of its assets or revenues present or future to secure any Relevant Debt of the Issuer or any guarantee or indemnity in respect of any such Relevant Debt (save under the Cross Guarantee Agreement or as set forth in clause (C) immediately below); and

(C) will procure that no Material Subsidiary (determined at the time of incurrence) gives any guarantee of, or indemnity in respect of, any of the Relevant Debt of the Issuer, unless, at the same time or prior thereto, the Issuer’s obligations under the Notes and the Indenture (1) are secured equally and ratably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, or (2) have the benefit of such other Lien, guarantee, indemnity or other arrangement not materially less beneficial to the Holders of the Notes.

(ii) Definitions

For purposes of this Section 1.1(m):

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole to any Person other than the Issuer or one of its Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) in a single transaction or in a related series of transactions the result of which is that any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of more than 50% of the then outstanding number of voting rights in the Issuer’s capital stock;

or (3) the first day on which a majority of the members of the Issuer’s Board of Directors are not Continuing Directors. Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control if (i) the Issuer becomes a wholly owned subsidiary of a holding company; and (ii) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the Issuer’s voting stock immediately prior to that transaction. For the purposes of this definition of “Change of Control”, the term “Person” shall include a “person” as that term is used in Section 13(d)(3) of the Exchange Act.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Issuer’s Board of Directors who (A) was a member of such Board of Directors on the date the Notes were issued or (B) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agencies” means (A) each of Moody’s and S&P; and (B) if any of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer (as certified by a resolution of the Issuer’s Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“Rating Event” means the Notes are rated at or below Ba1 by Moody’s and at or below BB+ by S&P on any date from the date of the public announcement by the Issuer of an arrangement that could result in a Change of Control until the end of the 60-day period following public announcement by the Issuer of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Issuer’s request that the reduction was the result, in while or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Rating Event).

“Relevant Debt” means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities exchange.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

(m)	not applicable;

(o)	not applicable;

(p)	not applicable;

(q)	not applicable.

ARTICLE II

MISCELLANEOUS

Section 2.1. Effect of First Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by the Issuer and the Trustee, the Indenture shall be modified in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes; and every Holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Section 2.2. Indenture Remains in Full Force and Effect. Except as supplemented and amended hereby, all provisions in the Indenture shall remain in full force and effect.

Section 2.3. Indenture and First Supplemental Indenture Construed Together. This First Supplemental Indenture is an indenture supplemental to and in implementation of the Indenture, and the Indenture and this First Supplemental Indenture shall henceforth be read and construed together.

Section 2.4. Confirmation of Indenture. The Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects confirmed and ratified.

Section 2.5. Conflict with Trust Indenture Act. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision hereof which is required to be included in this First Supplemental Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 2.6. Separability. In case any one or more of the provisions contained in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7. Successors and Assigns. All agreements in this First Supplemental Indenture shall be binding upon and inure to the benefit of the respective successors and assigns of the Issuer and the Trustee.

Section 2.8. Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided. The Trustee, for itself and its successor or successors, accepts the terms of the Indenture as amended by this First Supplemental Indenture, and agrees to perform the same, but only upon the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture other than as to the validity of its execution and delivery by the Trustee.

Section 2.9. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 2.10. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts by the parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, as of the day and year first written above.

DELHAIZE GROUP SA/NV, as Issuer

By:	/s/ Richard James
Name:	Richard James
Title:	Vice President - Finance

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Mark Jeanes
Name:	Mark Jeanes
Title:	Assistant Vice President